UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARC Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

03879T108
(CUSIP Number)

April 26, 2017
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T108	Schedule 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kasturi Children’s Trust – I.R.S. Identification No. 81-6185039
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 533,206
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 533,206

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,206
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03879T108	Schedule 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Stanford B. Gauthier, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,429
	6	SHARED VOTING POWER 619,350
	7	SOLE DISPOSITIVE POWER 11,429
	8	SHARED DISPOSITIVE POWER 619,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,779
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03879T108	Schedule 13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer:

ARC Group, Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

212 Guilbeau Rd., Lafayette, Louisiana 70506

Item 2.

(a)	Name of Person Filing:

Kasturi Children’s Trust

Stanford B. Gauthier, II

(b)	Address or Principal Business Office:

1405 West Pinhook Road, Suite 105

Lafayette, LA 70503

(c)	Citizenship:

Kasturi Children’s Trust: Louisiana

Stanford B. Gauthier, II: United States of America

(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

(e)	CUSIP Number:

03879T108

Item 3.

Not applicable.

Item 4.	Ownership

Kasturi Children’s Trust:

(a)	Amount beneficially owned: 533,206

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:

CUSIP No. 03879T108	Schedule 13G	Page 5 of 8 Pages

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 533,206

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 533,206

Stanford B. Gauthier, II:

(a)	Amount beneficially owned: 630,779

(b)	Percent of class: 9.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,429

(ii)	Shared power to vote or to direct the vote: 619,350

(iii)	Sole power to dispose or to direct the disposition of: 11,429

(iv)	Shared power to dispose or to direct the disposition of: 619,350

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 03879T108	Schedule 13G	Page 6 of 8 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03879T108	Schedule 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2017

KASTURI CHILDREN’S TRUST

By:	/s/ Stanford B. Gauthier, II
Stanford B. Gauthier, II
Trustee

/s/ Stanford B. Gauthier, II
Stanford B. Gauthier, II, individually

CUSIP No. 03879T108	Schedule 13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement